Xcite Interactive, Inc.

In-stadium fan interaction apps for sports teams and sponsors

GCMVP.COM GREELEY COLORADO


JETS
BUD LIGHT
GREEN
WHITE

From our decades of event operational experience, professional sports sponsorship experience and sports-based creative experience, we saw the opportunity to use technology to increase fan engagement and allow our clients to upsell their advertising at the same time. Our company loves sports and gaming.

Sean Hopkins Founder / Chief Technology Officer / Director @ Xcite Interactive, Inc.

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Why you may want to support us...

1. 140+ clients (gained in 3 years), including the most successful sports franchises in the world spanning NFL, NBA, MLB, NHL, MLS, and more.
2. 200,000,000+ fans have engaged with our products. Our products are run in over 2,500 professional sporting events per year.
3. Already profitable, recurring revenue model, minimal marginal cost, strong team on board, over 70% CAGR per year for past 4 years.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Sean Hopkins
Founder / Chief Technology Officer / Director
Delivered the first interactive game played at a professional sporting event. Co-founded Xcite Interactive - the industry leader in interactive fan engagement products.

Bud Noffsinger
Chief Executive Officer / Director
On the Executive Team of 3 separate start-up companies that have had successful IPO's & former SOX Financial Expert and Audit Committee Chairman of a $2B NYSE traded company.

Matt Coy
President
Being a part of productions for Olympics, Super Bowls, World Cups, and many other large scale events around the world.

Aaron Cohn
Executive Vice President, Sales and Marketing
Closing the largest average annual value (AAV) deal in Pittsburgh Pirates history and selling the naming rights to the third oldest stadium in professional baseball. Honored as a 2014 Pittsburgh Business Times Fast Tracker.

Regina Lyn Pierce
Senior Director, Marketing and PR
Producing a show that was also filmed for a Nickelodeon special for Dude Perfect Night in 2018. This achieved the fastest single game sell-out and largest single-game in Frisco RoughRider history.

Richard Meyers
Vice President, Business Development
Serving as Game Operations Director for the opening of Rogers Place (Edmonton) as well as being awarded the 2018 IDEA Golden Matrix Award for Best Overall Video Display - All Sports & 2013 GameOps.com award for Best Team Operations.

Matt Lauer
Senior Vice President, HR / IR
Assisting in the capital raise for the Xcite in 2017. Also developing and implementing the standardization of many back office functions, including but not limited to Human Resources, AP/AR, and Investor Relations.

Ryan Bond
Interactive Director
Building the interactive team at Xcite Interactive and leading the Animation Department for several multi-million dollar budget films, including Disney's A Christmas Carol, which grossed $325 million worldwide.

Nicole Watkins
Director
A licensed CPA in Colorado, she began her career with Deloitte specializing in public company audits, SOX Act work, and benefit plan audits. She also served as the Financial Reporting Manager for a public company, which led to a successful IPO.

Ray McElhaney
Director
Director of several public companies chairing Compensation, Nominating and others over his career for companies including Wyoming Oil and Minerals, United States Exploration, Inc., and SRC Energy, Inc.

Ken Montera
Director
Former EVP of Retail Operations for L Brands, managing $3.2 Billion annual revenue and overseeing a field organization of over 35,000 employees. Served at C-Suite and executive committee levels of 4 Fortune 200 organizations.

Downloads

Xcite Deck 2019.pdf

Fans look at their devices during in-stadium downtime. We made it possible to use these phones for a team's benefit.

We created this space. Xcite produces digital media in interactive game and other formats to keep smartphone-obsessed crowds engaged on a collective basis, enhancing the fan experience for Xcite Interactive's customers and providing those customers ways to increase revenue.

In three years, we have gained over 140 clients predominantly in the NFL, MLB, NBA, and NHL and gained $8M in revenue.

In addition to the major leagues, we have clients in NCAA, Canadian Football League, Minor League Baseball, Formula 1, Professional Rodeo, Austrailian Big Bash League, and others. We have also sold our products to specific events such as All-Star Games, FIFA Women's World Cup, X-Games, and the 2018 Winter Olympic Games.


COWBOYS
NBA
NHL
WARRIORS
NFL
Carnival Cruises Ships
PyeongChang 2018
CFL
MAJOR LEAGUE BASEBALL
San Antonio Stock Show & Rodeo
MOUNTAIN WEST

We're scalable.

As we have already built a large library of interactive games, our marginal costs are very low. We are able to take our games and put logos, colors, and other animations specific to that team and sponsor for a very low cost (we are not re-creating source code). We don't sell our games, we license them. We have a renewal rate over 75%. As such, we are able to sell the same game many times to the same client.


Xcite Interactive Historic Annual Revenue
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$-
2014
2015
2016
2017
2018
2019

* 4Q 2019 is Pro-Forma


2019 Total Revenue By Client Type
NFL
MLB
NHL
NBA
MLS
Minor League
NCAA
Other Clients


2019 Market Penetration by League
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
NFL
MLB
NHL
NBA
MLS
Minor League
NCAA
Clients
Teams in League


Xcite Interactive Clients by Year
160
140
120
100
80
60
40
20
0
2014
2015
2016
2017
2018
2019

Market

We segment our target market into five verticals:

Sports:

While we have had explosive growth and market penetration in domestic professional sports, we have additional opportunities in domestic amateur sports (NCAA, Olympic Sports, Youth Sports) and large opportunities in International Professional and Amateur sports. We have recently expanded our efforts to target these markets including the execution of Agency Agreements in UK, France, Australia, and Japan. We estimate the potential clients for this vertical to be 5,000 clients and target a mature revenue stream from this vertical at $50,000,000 per year using a 20% target market penetration target.

Concerts / Cruises / Special Events:

We have had success with selling to 4 national concert tours and a handful of special events. While we have yet to target this vertical, we estimate that there are nearly 10,000 potential clients and target a mature revenue stream from this vertical at $75,000,000 per year.

Concourse Interactive:

We have had very recent success in this vertical. While this is one of our larger target verticals, we have yet to focus on the market (but certainly plan to do so soon). We estimate that there are over 15,000 potential clients and target a mature revenue stream at $100,000,000 per year.

Bespoke AR / VR:

We have only completed 3 projects in this vertical but see this as another huge opportunity. While we await the arrival of technology to enhance the feasibility of these products, we are preparing some amazing applications. When 5G networks are commonplace (possibly as soon as 2020), we will enter this vertical with vigor. We estimate nearly 50,000 potential clients in this space (most big brands through the world) and target a mature revenue stream at $100,000,000 per year.

Predictive Gaming:

We introduced our Predictive Gaming Platform in February of 2019. In the short 9 months since the introduction, it has become one of our most popular products. While the target market is somewhat smaller than other verticals we are targeting, we see enhanced revenue opportunities from this platform. We estimate 15,000 potential clients in this space and target a mature revenue stream at $100,000,000 per year.

Milestones


Company Milestones


•Oct 2015
•Apr 2017
•April 2018
* Feb, 2019
Teams using
Interactive
* 2019

The Product

In the three years that Xcite has been in business, we have built over 40 interactive games. We have also created the Fan Filter, the interactive noise meter, FlashPoint, Social Wall, and our Predictive Gaming Platform (PGP). Furthermore, we have developed a back-end system that delivers coupons from advertisers to game participants, and delivers marketing analytics and data to the advertisers.

To better understand our products and how they work, please view the following videos:

INTERACTIVE GAMES:


GCMVP 2019 Interactive Reel
from Game Changer MVP
vimeo

FLASHPOINT:


Flashpoint 2018
from Game Changer MVP
vimeo

PREDICTIVE GAMING PLATFORM:


Guess The Score Instructional Video
from Game Changer MVP
IT'S TIME TO PLAY GUESS THE SCORE!
vimeo

FILTER FAN CAM:


Halloween Fan Filters from Game Changer MVP
from Game Changer MVP
vimeo

SOCIAL WALL:


Social Media Wall
from Game Changer MVP
LE MOMENT DE BRILLER
3-1 England
@FormbookR
01:19
vimeo

What's Next

We have been able to achieve great growth in both revenue and products and have maintained profitability. Although our profit margins are currently slim (as we have built out our team and our library of products), we won't have much marginal cost if we were to double the size of our revenue. We hope to achieve a 40% profit margin in 2020 and eclipse a 50% profit margin.

We believe there is tremendous growth in front of us. We have a large lead on competition and wish to maintain or extend that lead. As the development costs of our products have already occurred, proceeds from this raise will be used to expedite growth.

The Bigger Picture

As previously mentioned, our time and efforts have been spent on the domestic professional sports market. We see tremendous opportunities to grow in that market and in other vertical markets. As we are a profitable company, we seek investor capital to accelerate our growth and take advantage of our sizable lead on our competition.

Investor Q&A

− COLLAPSE ALL

What does your company do?

We provide in-stadium interactive digital content for fans around the world. Our products enhance the in-game fan experience and increase revenue opportunities for our clients. By using our products, teams are able to have fans interact in real-time with advertising from their sponsors. We license our 42+ customizable interactive games and our other proprietary products to professional sports teams, concerts, and other events.

Where will your company be in 5 years?

We hope to continue to grow in sports and expand to verticals:International Sports - In '19, closed agency agreements in France, GB, Japan, & Australia.Bespoke AR/VR - Have completed 3 of thousands of possible jobs in many different possible sectors.Predictive Gaming Platform - Since inception Feb, '19, have licensed 10+ of thousands of possible applications in different sectors.We hope to continue our 70% CAGR and expect to approach $50M in revenue with a 50% net margin in 5 years.

Why did you choose this idea?

From our decades of event operational experience, professional sports sponsorship experience and sports-based creative experience, we saw the opportunity to use technology to increase fan engagement and allow our clients to upsell their advertising at the same time. Our company loves sports and gaming.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Historically, fans attending events had one interactive screen to look at - think of this as the 'First Screen.' This started as a simple scoreboard showing time and score and morphed into the amazing big screens seen at arenas and stadiums today. More recently, the prevalence of the 'Second Screen' (the fan's personal cell phone) took hold as event bandwidth was demanded by fans. During game downtime, the fan's attention is frequently turned away from the First Screen and towards the Second Screen. Through our interactive games, our technology allows our clients and their advertisers to harness the fan's attention by using the traditional 'First Screen' display and 'Second Screen' interaction at the same time.

How far along are you? What's your biggest obstacle?

We are the leader in the space and have grown 70% per year for the past 3 years. Our biggest obstacle is growing out of our cash-flow. We are lucky in that demand for our products is not an issue.

Who competes with you? What do you understand that they don't?

As our space is relatively new and we have the largest market share (by far) among our competition, we occasionally see competitors in certain niche markets. We have yet to see competition that competes in all of the spaces in which we have been successful.

We understand the way interactive games need to be coded for large crowds. We also have an intimate understanding of the production side of events. Our employees have produced some of the largest events in the world (Super Bowls, Olympics, World Cups, NFL, MLB, NHL, NCAA, MLS) and have an intimate understanding of the importance of our interactive fan engagement products and how to implement our technology into the show.

We also have employees with decades of experience selling advertising for professional teams. They have an intimate understanding of how our products benefit both our clients (teams) and their clients (sponsors).

How will you make money?

We have spent a considerable amount of time and money to build our library of games. We are able to take a game and 'skin' it for a specific client and advertiser. This leads to a very high profit margin. We license our products for one season so we have built a recurring revenue model.

Our games are not specific to each team or each sport. We currently have several of the same games running in different leagues with multiple teams per league. Because we've already built the source code, sales across teams and sports are possible by changing logos, colors, etc. This can be completed in-house for a much lower cost than developing the original source code. This explains our very high margin recurring revenue model.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Most risks are mitigated as we have proven the model, however, risks could come from lack of innovation on our part, significant competition in the space (but we have a 3-year head start), or our failure in vertical markets that we have yet to enter.

Why should I invest in your company?

We have proven our business model and are profitable. This is not a start-up, but is instead the leader in a space that we invented. We have a recurring revenue model with low marginal costs. We believe that with some capital, we can accelerate our growth tremendously.

What do you plan to do with the proceeds from this raise?

We will use 50% of funds raised for working capital. 25% of the funds raised will be allocated to Sales and Marketing. 10% will be used for product development. We plan to use 7.5% for International expansion and we will pay WeFunder a 7.5% intermediary fee.